Exhibit 1.01

ESTERLINE TECHNOLOGIES CORPORATION

Conflict Minerals Report

For The Year Ended December 31, 2014

Esterline Technologies Corporation (“Esterline” or the “Company”) has prepared this report for the year ended December 31, 2014 to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), which was promulgated pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

Esterline has reason to believe that some of the conflict minerals, as defined in the Rule, present in its supply chain may have originated in Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and may not be from recycle or scrap sources. Accordingly, Esterline is conducting due diligence measures to determine the source and chain of custody of the conflict minerals used in its products, filing this Conflict Minerals Report as an exhibit to Form SD filed with the Securities and Exchange Commission on June 1, 2015 and posting a copy of the report entitled “2014 Conflict Minerals Report” on its website at www.esterline.com under the Corporate Governance tab.

1. Company Overview

Esterline is a leading specialized manufacturing company principally serving aerospace and defense customers. Esterline designs, manufactures and markets highly engineered products and systems for application within the industries it serves. The information in this Conflict Minerals Report includes the activities of all of its majority-owned consolidated subsidiaries and joint ventures.

Esterline management views the company’s businesses in three segments related to its set of core competencies: Avionics & Controls, Sensors & Systems, and Advanced Materials. The products Esterline manufactures for each of these segments are as described further below:

Avionics & Controls: The businesses that comprise Esterline’s Avionics & Controls segment produce the following products:

•	Innovative cockpit systems integration and avionics solutions for commercial and military customers in the aviation and global positioning markets.

•	Rugged display and networking products for defense and air traffic control applications and a wide-range of simulation display systems.

•	High quality, state-of-the-art human-machine interface components and systems as well as military audio and data products designed to operate in the most severe battle environments.

•	State-of-the-art user interface devices and custom-designed data input components used on specialized medical equipment, advanced military solutions and high-tech gaming applications.

Sensors & Systems: The businesses that comprise Esterline’s Sensors & Systems segment produce the following products:

•	A wide range of sensors primarily for gas turbine and airframe applications and complete pressure and temperature scanning systems for wind tunnel and turbine test applications.

•	High-performance, high-reliability interconnect solutions for severe environments primarily in the aerospace, defense / space, and industrial equipment markets.

•	Low cost, high reliability custom power distribution assemblies for aerospace, military, ground transportation and high-end industrial applications worldwide.

Advanced Materials: The businesses that comprise Esterline’s Advanced Materials segment produce the following products:

•	Combustible ordnance and expendable countermeasures, including state-of-the-art ordnance products, infrared decoy flares and radar countermeasure chaff for air and shipboard applications and a variety of pyrotechnic devices.

•	Advanced materials, components, and surface-treatment processes engineered specifically for extremes in temperature, vibration, and chemical exposure.

The components Esterline utilizes to manufacture the products across its businesses may contain conflict minerals as follows:

•	Tantalum, used in capacitors;

•	Tin, used in soldered components;

•	Tungsten, used in coatings, alloys, heating elements and electrodes; and

•	Gold, used in circuit boards, electrodes and electronic components.

2. Conflict Minerals Policy and Related Management Systems

Conflict Minerals Policy. Esterline has adopted a conflicts mineral policy, which is publicly available on Esterline’s corporate website at www.esterline.com under the Corporate Governance tab. Esterline has also developed a more detailed internal policy applicable to all its controlled subsidiaries and joint ventures that sets forth Esterline’s policy regarding conflict minerals and defines the management and organizational structure for the administration of its conflicts minerals policy and the due diligence framework for ascertaining the presence of conflict minerals in Esterline’s supply chain, which is based on the OECD Guidance as described in this report.

Internal Team. Esterline’s corporate headquarters office has responsibility for leadership and implementation of its conflict minerals policy. The oversight of the policy is led by Esterline’s Associate General Counsel & Corporate Secretary, who oversees the Project Manager responsible for managing the due diligence process. The Project Manager is responsible for overseeing the work performed by Assent Compliance, the vendor engaged by Esterline to help manage its conflict minerals program, facilitating the exchange of supplier information between Esterline business units and Assent Compliance, and ensuring that follow up tasks and action items arising from the due diligence process are assigned to appropriate Esterline personnel and completed. The Project Manager works primarily with procurement leaders in Esterline’s operating units to complete tasks associated with the supplier due diligence process. As needed, the Associate General Counsel and Project Manager will work with a relevant business unit if issues arise pertaining to the implementation of Esterline’s conflict minerals policy or to develop an action plan if, based on the due diligence process, Esterline has reason to suspect a supplier is engaging in conduct prohibited by the Esterline conflict minerals policy.

Control systems. Esterline relies on its direct suppliers to provide information on the origin of conflict minerals contained in components and materials supplied to the Company, including sources of conflict minerals that are supplied to them from lower tier suppliers. In addition to the due diligence process described in this report, Esterline has contracts with its suppliers that provide an opportunity to reinforce its conflicts minerals policy and due diligence efforts. As a practical matter, Esterline’s contracts with its suppliers are frequently in force for multiple years, and the Company cannot unilaterally impose new contract terms and flow-down requirements. Esterline has developed a supplier master contract that contains provisions requiring suppliers to provide information about the source of conflict minerals that will be rolled out to strategic suppliers as new supply arrangements are initiated or as existing arrangements are renewed. It will take a number of years to ensure that all Esterline supplier contracts contain appropriate flow-down clauses.

Through Assent Compliance, Esterline has provided education on the Rule as well as on Esterline’s policy on the source of conflict minerals. Feedback from this engagement has allowed Esterline and Assent Compliance to enhance the training, focusing and adapting it to each supplier’s needs. The feedback process has also allowed for supplier communications to be more focused and to help ensure expectations are clear.

Esterline maintains access to an Ethics Helpline on its corporate website at www.esterline.com. Any interested party, including Esterline employees and suppliers, may submit a report via the Ethics Helpline to voice concerns regarding conflict mineral extraction, trade, handling and export, subject to limitations of local law.

3. Description of Reasonable Country of Origin Inquiry (“RCOI”)

Esterline’s RCOI employed a combination of measures to determine whether the necessary conflict minerals in Esterline products originated from the Covered Countries. Esterline’s primary means of determining country of origin of necessary conflict minerals was conducting a supply chain survey with direct suppliers using the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template, which Esterline refers to as the CMRT. These survey efforts have been developed and are implemented on Esterline’s behalf by Assent Compliance.

When Esterline launched its survey in 2013, it included all of its direct suppliers because it could not definitively determine which products contained conflict minerals that were necessary to the functionality or production. Esterline began with a full supplier list extracted from its preferred vendor list, which was filtered to remove service providers, indirect materials suppliers and inactive suppliers (no purchases since December 2012). Esterline then provided the filtered list of approximately 6,000 suppliers to its vendor, Assent Compliance, to upload to its system for management of the data as the survey was conducted and other diligence processes led by Assent Compliance were implemented. Thereafter, Esterline annually identifies its new preferred vendors, filters the list to only direct suppliers, and provides the list of new direct suppliers to Assent Compliance to add to its database. The data is also reviewed annually to purge inactive vendors, defined as those Esterline has not purchased from in the last 24 months.

For the suppliers maintained in the database, Assent Compliance conducted an RCOI process that included email communications to the suppliers and tools that permitted suppliers to upload completed CMRTs directly to Assent Compliance’s platform for further assessment and management. Non-responsive suppliers were contacted by the Assent Compliance supply chain team. Assent Compliance also provided training and education to suppliers on the completion of the CMRT to help alleviate any confusion. All of these communications were monitored and tracked in Assent Compliance’s system for future reporting and transparency.

A notable addition to the program during 2014 was automated data validation on all submitted CMRTs that cross-checks responses in the reports for consistency. The goal of the automated data validation is to increase the accuracy of submissions and to help identify any contradictory answers in the CMRT that need to be confirmed. This data validation keys off a short list of questions designed to establish the minimum baseline as to whether the products supplied contain conflict minerals necessary to the products’ function or production as well as about the source of the conflict minerals, information received from downstream suppliers and the identification of smelters that can only be answered in certain ways without generating internal inconsistencies in the responses. Reports submitted with internal inconsistencies in the responses to these questions are classified as “invalid,” and the supplier is contacted regarding the initial responses and encouraged to resubmit a valid report. All submitted forms are accepted and retained, even if the report is classified as invalid. As of May 2015, approximately 50% of Esterline’s suppliers submitted a CMRT, of which approximately 28% submitted an invalid CMRT requiring further follow up.

As of May 2015, approximately 8% of respondents who submitted a CMRT (or approximately 4% of Esterline’s supplier base included in the RCOI process) have declared that their conflict minerals come from the Covered Countries. As further described below, Esterline has not yet confirmed whether conflict minerals reported to have come from the Covered Countries are in fact included in its products. However, all smelters reported by suppliers to have sourced from the Covered Countries are included on the Conflict-Free Sourcing Initiative (“CFSI”) listing, which means that the smelters have been found to be compliant with the Conflict-Free Smelter Program assessment protocols.

4. Due Diligence Process

Esterline’s due diligence measures have been designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for

Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten (collectively, the “OECD Guidance”). In 2014, the due diligence process was aimed to help Esterline assess and respond to risk in its supply chain by investigating the source of its products down the chain to the smelters and refiners and the strength of its suppliers’ conflict minerals programs.

Smelter and Refiner Due Diligence

Esterline does not have a direct relationship with conflict minerals smelters and refiners and, as a result, does not perform or direct audits of these entities within its supply chain. Esterline captured smelter and refiner information as part of the CMRT, as some suppliers provided the names of facilities it used as smelters or refiners. Assent Compliance compared the facilities identified by the suppliers to the list of smelters maintained by the CFSI, the United States Department of Commerce (DoC) and the London Bullion Market Association (LBMA). If a supplier indicated that the facility was certified as “conflict-free,” such status was confirmed by Assent Compliance if the facility was listed by CFSI, DoC or LBMA. As of May 2015, Esterline validated 313 smelters or refiners identified within its supply chain.

Based on the smelter lists provided by suppliers via the CMRTs, Esterline is aware that there are 18 smelters sourcing from the Covered Countries, as well as a number of other smelters whose source was not disclosed, who are certified conflict-free based on the Conflict-Free Smelter Program assessment protocols described in Section 3 above. Many suppliers within Esterline’s supply chain are still unable to provide the smelters or refiners used for products supplied. Furthermore, many of the suppliers provided responses at the company or division level and indicated an “unknown” status in terms of determining the origin of conflict minerals.

In light of this information gap and in accordance with OECD Guidelines, Esterline followed a risk-based approach in assessing those smelters identified by its supply chain with the objective of focusing on suppliers who source from smelters who appear to be higher risk from sourcing conflict minerals in the Covered Countries. Assent Compliance, utilizing its database and software, helped Esterline classify the smelter risk as High, Medium or Low based on 3 scoring criteria:

•	Regulated Body Number: whether the smelter has an associated regulated body number (e.g., a Smelter CID).

•	Proximity:

•	Level 1 Country: Countries with known active ore production for tin or tantalum that are not identified as conflict regions or plausible countries of smuggling or export of tin or tantalum containing materials.

•	Level 2 Country: Known or plausible countries for smuggling or export out of the Covered Countries, or transit of materials containing tin or tantalum. These countries currently include Kenya, Mozambique, and South Africa.

•	Level 3 Country: The Covered Countries.

•	Certification: If the smelter is certified conflict-free via the CFSI or the LBMA Responsible Gold Programme.

Asset Compliance also compiled the risk scores all for the smelters used by a supplier to ascribe a risk score to each supplier. In this way, Esterline is able to assess which suppliers are more likely to source metals that are not conflict-free from a Covered Country. In addition, Esterline plans to take the following steps in order to obtain additional information regarding smelters or refiners so Esterline can determine the mines or locations of origin of the conflict minerals in its supply chain:

•	Work with suppliers to move to the most updated CMRT on which new smelter identification numbers have been assigned.

•	Require the use the smelter identification numbers in order to deem supplier responses complete.

•	Require suppliers to inform Esterline of the correlation between smelters they identify and the products and parts they supply to Esterline.

•	Compare the list of facilities identified by suppliers to the CFSI, DoC or LBMA lists of certified smelters.

Supplier Program Due Diligence

Additionally, in 2014 Esterline began evaluating suppliers on conflict mineral program strength. Although many companies are in the middle of the process and do not have many answers beyond “unknown,” in accordance with the OECD Due Diligence Guidance, Esterline has determined to evaluate and track the strength its suppliers’ programs in order to identify potential risk with suppliers who may not be building or supporting strong compliance programs for conflict minerals. To assess its suppliers’ programs, Esterline makes the following inquiries to its suppliers as part of the CMRT process:

•	Do you have a policy in place that includes DRC conflict-free sourcing?

•	Have you implemented due diligence measures for conflict-free sourcing?

•	Do you verify due diligence information received from your suppliers?

•	Does your verification process include corrective action management?

When suppliers respond “yes” to the inquiries above, they are deemed to have a strong program. A “no” response indicates the supplier has a weaker program and such supplier is so classified and monitored for evidence of improvement or potential further action in accordance with Esterline’s conflict mineral policy.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the conflict minerals in our products, including (1) seeking information about conflict minerals smelters and refiners in our supply chain through the CMRT process, (2) verifying those smelters and refiners against the expanding CFSI lists, (3) conducting ongoing due diligence review and risk assessments, and (4) obtaining additional documentation and verification, as applicable, when responses are invalid or incomplete.

In addition to the foregoing due diligence process, Esterline has undertaken the following activities as contemplated by the OECD Guidance:

a.	Identification and assessment of risk in the supply chain

Because of Esterline’s size, the complexity of its products, and the depth, breadth, and constant evolution of its supply chain, it is difficult to identify parties downstream from its direct suppliers. Esterline continues to work with suppliers to identify the downstream sources of its conflict minerals through the CMRTs, follow up on invalid responses on the CMRTs, use of a risk-based assessment of identified smelters and assessment of the conflict minerals programs of its suppliers, as described above in this report. All of the information and findings from this process and activities are stored in a database that can be tracked and audited.

b.	Design and implementation of a strategy to respond to risk in the supply chain

The due diligence process described above enables Esterline to respond to risk in its supply chain:

•	Collection and verification of data about smelters and refiners identified by suppliers who submit a CMRT.

•	A risk-based approach to assess smelters and refiners who are not precisely identified by suppliers to determine those for whom follow up actions may be required pursuant to Esterline’s conflict mineral policy

•	Ongoing assessment of the strength of the suppliers’ compliance program.

•	As a policy matter, Esterline will notify its customers if Esterline identifies a reasonable risk a supplier is sourcing conflict minerals from Covered Countries that is supporting or linked to supporting conflict in the Covered Countries and will work with its suppliers to find alternative sources for such conflict minerals or will terminate its relationship with any such supplier.

Esterline intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in its products could benefit armed groups in the Covered Countries:

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Continue engagement with suppliers and direct them to training resources to increase the response rate and improve the content of the supplier survey responses.

•	Engage any suppliers found to be supplying Esterline with conflict from sources that support conflict in the Covered Countries to establish an alternative source of conflict minerals that does not support such conflict.

•	Define and improve best practices and build leverage over its supply chain in accordance with the OECD Guidance.

Based on its due diligence process as of the date of this report, Esterline has found no instances where it was necessary to terminate a supplier contract or to find a replacement supply of any conflict minerals.

c.	Independent third party audit of refiner’s due diligence practices

Esterline does not have a direct relationship with conflict minerals smelters or refiners and as a result, Esterline does not perform direct audits of these entities in its supply chain. However, Esterline supports the efforts of the industry associations that administer independent third-party smelter and refinery audit programs and encourages suppliers with more direct relationships with smelters to participate in comparable due diligence validation activities.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws, including statements regarding Columbia’s conflict minerals program. Words such as “expects,” “intends,” “plans,” “believes,” and “anticipates” and similar expressions are used to identify these forward-looking statements, and which include Esterline’s future mitigation actions. These statements are not guarantees of future actions or performance. Actual results and outcomes may materially differ from what may be expressed in such forward-looking statements, which could be affected by, among other things, changes in the Rule, interpretations of the Rule, international due diligence frameworks, law, Esterline’s internal allocation of resources or emphasis, customer demands or expectations, and the cooperation of suppliers. Esterline does not intend to update any of the forward-looking statements after the date of this report. These forward-looking statements are made in reliance upon the safe harbor provision of The Private Securities Litigation Reform Act of 1995.